Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund March 2010 Update
April 16, 2010

Supplement dated April 16, 2010 to Prospectus dated April 1, 2010
Class	March ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	4.1%	-3.6%	$65.6M	$1,374.08
B	4.0%	-3.7%	$649.5M	$1,178.51
Legacy 1	4.2%	-3.2%	$5.3M	$935.66
Legacy 2	4.1%	-3.2%	$4.8M	$933.56
Global 1	3.7%	-3.8%	$6.0M	$920.98
Global 2	3.6%	-3.9%	$12.6M	$916.67
Global 3	3.4%	-4.3%	$68.5M	$899.21
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Fund Announcements
Effective April 1, 2010 Grant Park Fund’s new prospectus is available and contains several updates, including the addition of Amplitude Capital International Ltd as a trading advisor. You can read the new prospectus on our website at www.grantparkfunds.com/sec.

Sector Commentary

Agriculturals/Softs:  Sugar prices fell nearly 30% in March as elevated supply forecasts from India and Brazil weighed on prices.  Higher prices also reduced demand, causing prices to fall further. In the grains markets, corn and wheat prices declined as a result of mild weather conditions in the Midwest and on the strength in the U.S. dollar.

Currencies: Improving economic indicators, including better-than-expected payroll estimates and U.S. industrial production, led to gains in the U.S. dollar.  The Euro fell as concerns regarding the economic stability of Greece and Portugal caused investors to liquidate European holdings.  The New Zealand dollar moved higher against its counterparts due to speculation about a narrowing interest rate gap between New Zealand and Australia.

Energies:  Natural gas prices fell sharply in March because of elevated U.S. inventories.  Unusually warm weather also put pressure on the natural gas markets.  Crude oil markets moved lower due to ongoing weak demand forecasts and uncertainty following the pace of the economic recovery in the U.S.

Equities:  Equity markets rallied as improving economic indicators fostered optimism in the global economy.  Bullish forecasts for Japanese exports, caused by weakness in the Japanese yen, drove the Nikkei 225 index higher.  Eurozone equity markets rallied following strong German consumer sentiment data.

Fixed Income: Decreased demand for safe-haven debt instruments led to a decline in the U.S. fixed-income markets.  Increased demand for riskier assets led to price declines in the U.S. debt markets, as evidenced by poor results in recent Treasury auctions.  In the Eurozone, concerns regarding sovereign debt of several ailing European nations weighed on the debt markets.

Metals:  Gold markets declined in March under pressure from a stronger U.S. dollar.  Base metals generally rose following reports that industrial production in the U.S. had improved during February. Nickel made especially big gains as production disruptions in Canada and Australia prompted supply concerns.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended March 31, 2010

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$19,563,280	$-32,327,230
Change In Unrealized Income (Loss)	17,416,129	16,382,285
Brokerage Commission	-616,513	-1,555,929
Exchange, Clearing Fee and NFA Charges	-47,562	-117,051
Other Trading Costs	-311,741	-1,310,322
Change in Accrued Commission	-60,263	-27,475
Net Trading Income (Loss)	35,943,330	-18,955,722

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$158,728	$568,938
Interest, Other	216,542	562,280
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	36,318,600	-17,824,504

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	239,133	241,052
Operating Expenses	172,680	501,796
Organization and Offering Expenses	195,864	568,250
Brokerage Expenses	4,266,945	12,453,807
Total Expenses	4,874,622	13,764,905

Net Income (Loss)	$31,443,978	$-31,589,409

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$778,323,261	$831,270,498
Additions	13,909,930	40,798,054
Net Income (Loss)	31,443,978	-31,589,409
Redemptions	-11,418,699	-28,220,673
Balance at MARCH 31, 2010	$812,258,470	$812,258,470

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,374.077	47,706.63104	$65,552,581	4.08%	-3.59%
B	$1,178.511	551,142.89702	$649,527,823	4.03%	-3.74%
Legacy 1	$935.656	5,696.85104	$5,330,293	4.15%	-3.15%
Legacy 2	$933.555	5,159.41121	$4,816,595	4.13%	-3.21%
Global 1	$920.979	6,486.17169	$5,973,630	3.65%	-3.75%
Global 2	$916.672	13,716.84989	$12,573,851	3.56%	-3.87%
Global 3	$899.205	76,160.26244	$68,483,696	3.40%	-4.30%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership